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                                                                    Question 77C

(a)  September 30, 2003 - Special Meeting

(b) Elected at Meeting: Carol Ann Hayes, David P. Marks, Marnie W. Mueller Other Directors Now In Office: Richard H. Forde, Russell H. Jones, Paul J. McDonald

(c) The number of shares of the fund eligible to be voted: 543,203,911 The number of shares represented at the meeting in person or by proxy:
     521,512,928.81 With respect to the election of Trustees to the Board of the
     Fund:

                                For                     Vote Withheld

        Carol Ann Hayes         520,308,720.81          1,204,208

        David P. Marks          520,308,720.81          1,204,208

        Marnie W. Mueller       520,308,720.81          1,204,208

(d)  None